Mail Stop 3561

September 28, 2009

Via Fax & U.S. Mail

Mr. Rowland W. Day
Chief Executive Officer
Blindspot Alert, Inc.
1 Hampshire Court
Newport Beach, CA 92660

      Re: Blindspot Alert, Inc.
             Form 10-K for the year ended December 31, 2008
             Filed April 13, 2009
             File No. 333-140378

Dear Mr. Day:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Balance Sheets, and

Note 4-Property and Equipment, page F-8

1. We note your disclosures relating to the acquisition of the software licensing asset, as well as the subsequent developments with respect to the WQN acquisition described in Form 10-Q for the period ended June 30, 2009. We note that as a result of the Asset Purchase Agreement with WQN, Inc for the purchase of the Websafety assets, you intend to write-off software licensing asset of $300,000 in the quarter ended September 30, 2009. Please tell us whether this includes the website development costs of $240,258 capitalized as of June 30, 2009. If not, please tell us why you believe such assets have future economic benefit and are recoverable in light of the fact that the Company has not generated any revenues to date related to its current business operations.

2. Please note that impairment loss recognized for long-lived assets to be held and used shall be included in income from continuing operation before income taxes in the income statement in accordance with paragraph 25 of SFAS No. 144. Please confirm your understanding of this and that you will properly reflect the write-off of software licensing and other long-lived assets within operating expenses, as applicable.

3. In light of significant of web site development costs capitalized by the company during fiscal 2008 and for the six months ended June 30, 2009, please tell us and revise your footnotes to the consolidated financial statements to disclose your accounting policy for web site development costs in accordance with EITF No. 00-2. Your response and revised disclosure should include how costs are accounted for during the various stages of development including a description of costs that are capitalized versus expensed.

Note 6 – Ownership Change

4. Reference is made to your disclosure regarding Texas Capital Partners, LLC obtaining control of the company in June 2008 through the acquisition of 13,200,000 shares of the Company's common stock or 72% of the total outstanding common stock. Based upon your disclosure, it appears the transaction was in substance a recapitalization. Supplementally advise us and expand your disclosure to indicate the terms of this transaction that resulted in change in control, and what, if any, accounting recognition was given in the financial statements, and cite the accounting literature you relied upon. We may have further comment upon reviewing your response.

5. Furthermore, advise us and expand your disclosure to discuss the identity of the

party involved, and the facts and circumstances surrounding the cancellation of the 35,500,000 shares which you indicate was coincidental with the acquisition. As part of your response explain the reason for the cancellation and whether any consideration was exchanged and if not, why the party that cancelled the shares was willing to do so. We may have further comment upon reviewing your response.

Form 10-Q for the period ended June 30, 2009

Statements of Operations, page5

6. Please revise your financial statements in future filings to include the loss on option acquire of $245,000 within loss from continuing operations in light of the fact the software licensing rights underlying the option agreement was related to your plan of operations and accordingly, should be reflected within operating expenses.

Note 10-Subsequent Events, page 10

7. We note that on July 2, 2009 the Company closed on an asset acquisition agreement with WQN, Inc. Under the agreement they acquired all of the technology known as The Websafety Technology and Software for approximately 27,000,000 shares of your common stock (approximately 45%) and the company no longer has any royalty commitments to WQN under the June 30, 2008 license agreement. Furthermore, B. Michael Adler and Dr. Clifton H. Jolley, both are affiliates of WQN, Inc. and both have been issued 1,500,000 common shares in connection with their employment agreements with the Company, in essence gaining control of the company. In this regard, it appears that issuance of shares represents as a capital transaction rather than as a purchase. Supplementally advise us and expand your disclosure to describe the transaction in further detail and to identify relevant factors that support appropriate accounting for it as a purchase rather than a recapitalization. As part of your response, describe in detail the factors considered in determining the accounting acquirer in this transaction. In addition, indicate your basis for determining whether this is an acquisition of a business or assets. We may have further comment upon receipt of your response.

8. Note that in the event this transaction represents a business acquisition, financial statements and pro forma information may be required under Rules 8-04 and 8-05 of Regulation S-X. Furthermore, a Form 8-K reporting the transaction is required within 15 business days of the consummation meeting the 20% significance level or for any asset purchase meeting the 10% significance level. Supplementally advise us of your intent to provide/file this information.

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Robert Saluzzo, CFO
        (949) 642-1274